Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE COURT DECISION WITH RESPECT TO
FILING OF PLAN OF ARRANGEMENT WITH
THE ISRAELI COURT

Tel Aviv, Israel, May 22, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today, further to the Company's announcement dated May 9, 2013 that it had filed a motion with the Tel Aviv District Court (the "Court") to convene meetings of its unsecured creditors and shareholders for the approval of the proposed restructuring of the Company's unsecured financial debt pursuant to a plan of arrangement (the "Arrangement") under Section 350 of the Israeli Companies Law, 5759-1999 ("Section 350"), that the Court decided, after taking into account the positions of the Company, the representatives of various series of the Company's noteholders and other interested parties and the provisions of Section 350, not to convene the meetings until the Court receives the written opinion of Roni Alroy, CPA, the Court-appointed expert (the "Expert"), as to the Arrangement. The Court also ordered that the Expert should endeavor to provide his opinion, if possible, by June 6, 2013. In addition, the Court ordered that any party that wishes to oppose the Arrangement should file its position as to the Arrangement by May 31, 2013, and that the Company and all other parties to the Arrangement should file their responses thereto by June 16, 2013.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the Arrangement will not be approved by all the applicable stakeholders of the Company, the Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
8 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054